Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the use in this Registration Statement on Form S -1 of our report dated February 28, 2006, except with respect to the effects of the discontinued broker-dealer operations discussed in Note 3 and the earnings per share data presented in the income statement as discussed in Note 2(m), as to which the date is January 31, 2008, and except for the effects of the discontinued foreign exchange operations discussed in Note 3, as to which the date is April 8, 2008 relating to the financial statements of Julius Baer Americas Inc. (formerly Julius Baer Securities Inc.), which appears in such Registration Statement.  We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
New York, New York
April 14, 2008